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                                          April 15, 2001

The Board of Directors
E.W. Blanch Holdings, Inc.
500 N. Akard, Suite 4500
Dallas, TX 75201

Dear Members of the Board:

    We understand that E.W. Blanch Holdings, Inc. (the "Company"), Benfield Greig Group PLC ("Parent"), and Benfield Greig Acquisition Corporation, a wholly owned subsidiary of Parent ("Purchaser"), have entered into an Agreement and Plan of Merger dated as of April 15 (the "Agreement"), pursuant to which
(i) Parent will cause Purchaser to commence a cash tender offer (the "Tender Offer") to purchase all of the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the "Common Stock") at a purchase price of $13.50 per share (the "Tender Offer Price"), and (ii) Purchaser will subsequently merge with and into the Company (the "Merger", and together with the Tender Offer, the "Transaction") pursuant to which each outstanding share of Common Stock will be converted into the right to receive cash in the amount of the Tender Offer Price.

    You have requested our opinion as to the fairness, from a financial point of view, to the holders of shares of Common Stock of the Tender Offer Price pursuant to the Agreement. In connection with this opinion, we have:

    (i) Reviewed the financial terms and conditions of the Agreement;

    (ii) Analyzed certain historical business and financial information relating to the Company;

   (iii) Reviewed various financial forecasts and other data provided to us by the Company relating to its business;

    (iv) Held discussions with members of the senior management of the Company with respect to its business and prospects and its strategic objectives;

    (v) Reviewed public information with respect to certain other companies in lines of businesses we believe to be generally comparable to the businesses of the Company;

    (vi) Reviewed the financial terms of certain business combinations involving companies in lines of business we believe to be generally comparable to the business of the Company;

   (vii) Reviewed the historical stock prices and trading volumes of the Common Stock; and

  (viii) Conducted such other financial studies, analyses and investigations as we deemed appropriate.

    In conducting our analysis and in arriving at our opinion expressed herein, we have relied upon the accuracy and completeness of the foregoing information, and have not assumed any responsibility for any independent verification of such information or any independent valuation or appraisal of any of the assets or liabilities of the Company, including the pending litigation involving the Company and Parent and any of Parent's officers or employees, or concerning the solvency or fair value of the Company. With respect to financial forecasts, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company. We assume no responsibility for and express no view as to such forecasts or the assumptions on which they are based. Our opinion does not address the relative merits of the Transaction as compared to any alternative business transaction that might be available to the Company.

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    Further, our opinion is necessarily based on accounting standards and on economic, monetary, market and other conditions as in effect on, and the information made available to us as of, the date hereof. In addition, we express no view with respect to any litigation between the Company and Parent or any of Parent's officers or employees.

    In rendering our opinion, we have assumed that the Transaction will be consummated on the terms described in the Agreement, without any waiver of any material terms or conditions by the Company and that obtaining any necessary regulatory approvals for the Transaction will not have an adverse effect on the Company.

    Lazard Freres & Co. LLC is acting as investment banker to the Company in connection with the Transaction and will receive a fee for our services a substantial portion of which is payable upon consummation of the Transaction. Lazard Freres & Co. LLC provides a full range of financial advisory and security services and, in the course of our trading and market making activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Parent for our own account and for the account of customers.

    Our engagement and the opinion expressed herein are for the benefit of the Company's Board of Directors and its consideration of the Transaction. The opinion is not intended to and does not constitute a recommendation to any stockholder of the Company as to whether such holder should tender his or her shares of Common Stock in the Tender Offer or whether such holder should vote to approve the Merger, as the case may be. It is understood that this letter may not be disclosed or otherwise referred to without our prior consent, except as may otherwise be required by law or by a court of competent jurisdiction.

    Based on and subject to the foregoing, we are of the opinion that as of the date hereof the Tender Offer Price to be received by the holders of Common Stock pursuant to the Agreement is fair to such holders from a financial point of view.

                                          Very truly yours,

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                                                       LAZARD FRERES & CO. LLC

                                                       By:            /s/ ROBERT L. GOODMAN
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                                                                        Robert L. Goodman
                                                                        Managing Director
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